Exhibit 2.4

Execution Version

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER ("Agreement") is dated as of October 1, 2015, by and among OrangeHook, Inc., a Minnesota corporation ("Parent"), Salamander Technologies, LLC, a Minnesota limited liability company and a wholly-owned subsidiary of Parent ("Merger Subsidiary"), Salamander Technologies, Inc., a Michigan corporation ("Company"), the stockholders of the Company as set forth on the signature pages attached hereto (the "Company Stockholders"), and solely with respect to Section 6.5 hereof, Russell L. Miller, Sally G. Miller, Micheal A. Whelan and Diane M. Whelan, each in his or her individual capacity, and along with each of their respective Affiliates (collectively, the "Non-Compete Parties").

WHEREAS, the respective Boards of Directors of Merger Subsidiary and the Company have (a) approved and declared advisable the strategic business combination transaction contemplated by this Agreement in which the Company will merge with and into the Merger Subsidiary upon the terms and subject to the conditions set forth herein (the "Merger"),  (b) approved this Agreement and the transactions to be consummated in connection herewith and (c) in the case of the Company, resolved to recommend that the Company Stockholders adopt this Agreement and approve the Merger upon the terms and subject to the conditions contained herein; and

WHEREAS, the Parent, Merger Subsidiary and the Company desire to make certain representations and warranties, covenants and agreements in connection with the Merger and also to set forth the terms and conditions of the Merger, all as set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual representations, warranties, covenants, and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1.
DEFINITIONS
1.1     Specific Definitions.  As used in this Agreement, the following terms shall have the meanings set forth or as referenced below or as indicated elsewhere in this Agreement:
"Affiliate" of a specified person means any other person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.  "Control" shall mean ownership of more than 50% of the shares of stock entitled to vote for the election of directors in the case of a corporation, and more than 50% of the voting power in the case of a business entity other than a corporation.

"Agreement" means this Agreement and all Exhibits and Schedules hereto.

"Anti-Bribery Laws" means as defined in Section 4.8(c).

"Business" means the business of developing and providing an Intelligent Accountability™ suite of situational awareness solutions and products, along with a full line of compatible technology solutions and services to, among others, first responders and emergency managers.

"Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in Minnesota or Michigan are authorized or obligated by law or executive order to remain closed.

"Cash Consideration Allocation Schedule" means as defined in Section 2.3(a).

"Certificate of Merger" means as defined in Section 2.2.

"Certificates" means as defined in Section 2.5(a).

"Claim Notice" means written notification which contains (i) a description of the Indemnifiable Losses incurred or reasonably expected to be incurred by the Indemnified Party and the Claimed Amount of such Indemnifiable Losses, to the extent then known, (ii) a statement that the Indemnified Party is entitled to indemnification under Article 7 for such Indemnifiable Losses and a reasonable explanation of the basis therefor, and (iii) a demand for payment in the amount of such Indemnifiable Losses.

"Claimed Amount" means the amount of any Indemnifiable Losses incurred or reasonably expected to be incurred by the Indemnified Party.

"Closing" and "Closing Date" mean as defined in Section 3.1.

"Code" means the Business Corporation Act of Michigan, as amended.

"Company Common Stock" means common stock of the Company.

"Company Disclosure Schedule" has the meaning set forth in the first sentence of Article 4.

"Company Financial Statements" means as defined in Section 4.5.

"Company Group" means as defined in Section 4.11.

"Company Intellectual Property" means as defined in Section 4.13(a).

"Company Material Adverse Effect" means any change, development or effect that, individually or in the aggregate, is or would reasonably be expected to be materially adverse:  (i) to the business, results of operation, financial condition or prospects of the Company  considered as a whole, (ii) to the Company's ability to perform any of its material obligations under this Agreement or to consummate the Merger; or (iii) to the ability of the Surviving Company or Parent to conduct such business, as presently conducted, following the Effective Time or the ability of Parent to exercise full rights of ownership of the Company or its assets or business; provided, however, that the term "Company Material Adverse Effect" shall not include any change, development or effect that is caused by (a) a change in general economic, political and market conditions that does not disproportionately affect the Company; (b) conditions generally affecting the industries in which the Company operates; (c) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (d) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (e) any action required by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Parent or Merger Subsidiary; (f) any changes in applicable laws and regulations or accounting rules (including generally accepted accounting principles) or the enforcement, implementation or interpretation thereof; (g) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Company; (h) any natural or man-made disaster or acts of God; or (i) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded).
 "Company Permits" means as defined in Section 4.8(a).
"Company Registered Intellectual Property" means as defined in Section 4.1(c).
"Company Securities" means Company Common Stock and Company Stock Purchase Rights.
"Company Security Holders" means the holders of Company Securities as of immediately prior to the Effective Time.

"Company Stockholder Materials" means as defined in Section 4.27.

"Company Stockholders" means the holders of shares of Company Common Stock outstanding as of immediately prior to the Effective Time.

"Company Stock Purchase Rights" means all outstanding stock options, warrants, convertible debt, or other rights to purchase shares of Company Common Stock, whether or not exercisable and whether or not vested.

"Compensation Plans" means as defined in Section 4.21(d).

"Contamination" means Hazardous Materials (as defined herein) in the soil, groundwater or air in excess of legal limits or requiring remedial activity under applicable Environmental Laws or Regulations.

"Contract" means any written, oral or other legally binding agreement, contract, subcontract, settlement agreement, lease, instrument, note, warranty, purchase order, license, sublicense, or commitment, as in effect as of the date hereof.

"Dissenting Shares" means shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by holders of such shares who have properly exercised appraisal rights with respect thereto in accordance with the Code.

"Draft, Audited Balance Sheet" means as defined in Section 4.5.

"Draft, Audited Financial Statements" means as defined in Section 4.5.

"Effective Time" means as defined in Section 2.2.

"Employee Plans" means any health care plan or arrangement; life insurance or other death benefit plan; deferred compensation or other pension or retirement plan; stock option, bonus or other incentive plan; severance, change of control or early retirement plan; or other fringe or employee benefit plan or arrangement; or any employment or consulting contract or executive compensation agreement; whether the same are written or otherwise, formal or informal, voluntary or required by law or by the Company's or any Subsidiary's policies or practices, including, without limitation, any "pension plan" as defined in Section 3(2) of ERISA and any "welfare plan" as defined in Section 3(1) of ERISA (whether or not any of the foregoing is funded), (i) to which the Company is a party or by which the Company is bound; (ii) which the Company has at any time established or maintained for the benefit of or relating to present or former employees, leased employees, consultants, agents, and/or their dependents, or directors of the Company or any Subsidiary; or (iii) with respect to which the Company has made any payments or contributions within the last five years.

"Environmental Laws or Regulations" means as defined in Section 4.24.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"GAAP" means U.S. generally accepted accounting principles, consistently applied.

"Governmental Body" means as defined in Section 4.7.

"Hazardous Materials" means as defined in Section 4.24.

"Indemnifiable Losses" means as defined in Section 7.1.

"Indemnified Party" means a party entitled, or seeking to assert rights, to indemnification under Article 7.

"Indemnifying Party" means the party from whom indemnification is sought by the Indemnified Party.

"Intellectual Property" means all rights, privileges and priorities provided under U.S., state and foreign law relating to intellectual property, including all (a)(1) patents, patent applications, proprietary inventions, discoveries, processes, formulae, designs, methods, techniques, procedures, concepts, developments, technology, new and useful improvements thereof and proprietary know-how relating thereto, whether or not reduced to practice or patented or eligible for patent protection; (2) copyrights and copyrightable works, including computer applications, programs, software, databases and related items; (3) trademarks, service marks, trade names, logos, domain names and trade dress, the goodwill of any business symbolized thereby, and all common-law rights relating thereto; and (4) trade secrets and other confidential information; (b) registrations, applications, and recordings for, and amendments, modifications, improvements, extensions, continuations, continuations-in-part, re-examinations and reissues to any of the foregoing; and (c) licenses or other similar agreements granting to the Company the rights to use any of the foregoing.

"Interim Financial Statements" means as defined in Section 4.5.

"Interim Balance Sheet" means as defined in Section 4.5.

"Inventories" means finished goods, raw materials and ingredients, and work‑in‑process, including any such inventory held for use in clinical trials.

"IRS" means the United States Internal Revenue Service.

"Knowledge" of the Company means the actual or constructive knowledge of Russell L. Miller, after reasonable inquiry.
"Laws" shall mean all constitutions, laws, statutes, ordinances, rules, rulings, regulations, orders, charges, directives, determinations, executive orders, writs, judgments, injunctions, decrees, restrictions or similar pronouncements of any Governmental Body.
"Legal Proceeding" means any action, suit, proceeding, claim, arbitration or investigation before any Governmental Body or before any arbitrator.

"Liens" means liens, mortgages, charges, security interests, claims, voting trusts, pledges, encumbrances, options, assessments, restrictions, or third party interests of any nature.

"Merger" means as defined in the Recitals hereto.

"Merger Consideration" means as defined in Section 2.3(a).

"Merger Subsidiary Common Stock" means as defined in Section 2.3(c).

"Minnesota Act" means the Minnesota Business Corporation Act, Minnesota Statutes Chapter 302A, July 1, 1981, as amended.

"Multiemployer Plan" means as defined in Section 3(37) of ERISA.

"Non-Compete Parties" means as defined in the preamble hereto.

"OFAC Regulations" means as defined in Section 4.8(b).

"Parent Bylaws" shall mean Parent's Bylaws as in effect as of the date hereof.

"Parent Certificate of Incorporation" shall mean Parent's Certificate of Incorporation as in effect as of the date hereof.

"Parent Common Stock" means shares of the common stock of Parent.

"Parent Indemnified Parties" means as defined in Section 7.1.

"Parent Material Adverse Effect" means any change, development or effect that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to Parent's ability to perform any of its material obligations under this Agreement or to consummate the Merger; provided, however, that the term "Parent Material Adverse Effect" shall not include any change, development or effect that is caused by a change in general economic and market conditions or by the announcement of the Merger.

"Party" means each of the parties executing this Agreement.

"Pension Plan" means as defined in Section 4.21(a).

"Per Share Cash Consideration" means as defined in Section 2.3(a).

"Per Share Merger Consideration" means as defined in Section 2.3(a).

"Per Share Stock Consideration" means as defined in Section 2.3(a).

"Required Company Stockholder Approval" means the unanimous written consent of the issued and outstanding shares of Company Common Stock.

"Sanctions Target" means as defined in Section 4.8(b).

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Stock Consideration Allocation Schedule" means as defined in Section 2.3(a).

"Subsidiary" means any corporation, limited liability company or other legal entity in which the Company, directly or indirectly, beneficially owns or controls at least 50% of the outstanding stock, membership or other equity interests.

"Survival Period" means as defined in Section 7.4(d).

"Surviving Company" means as defined in Section 2.1.

"Tax" shall mean all taxes, assessments, charges, duties, fees, levies or other governmental charges, including any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add‑on minimum, estimated, and all other taxes of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, and including any transferee or secondary liability in respect of any tax (whether imposed by Law, contractual agreement or otherwise) and any liability in respect of any tax as a result of being a member of any Affiliated Group, and shall include all liabilities under any unclaimed property Law.

"Tax Code" means the Internal Revenue Code of 1986, as amended.

"Tax Returns" means any report, return, statement or other written information required to be supplied to a taxing authority in connection with Taxes.

"Welfare Plan" means as defined in Section 4.21(c).

1.2     Definitional Provisions.
(a)     The words "hereof," "herein," and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provisions of this Agreement.
(b)     Terms defined in the singular shall have a comparable meaning when used in the plural, and vice‑versa.
(c)     Unless the context requires otherwise, references herein (i) to an agreement, instrument or other document mean such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and by this Agreement; and (ii) to a statute, ordinance or regulation mean such statute, ordinance or regulation as amended from time to time and includes any successor thereto.

(d)     References to an "Exhibit" or to a "Schedule" are, unless otherwise specified, to one of the Exhibits or Schedules attached to or referenced in this Agreement, and references to an "Article" or a "Section" are, unless otherwise specified, to one of the Articles or Sections of this Agreement.
(e)     The term "person" or "Person" means any natural person, firm, individual, corporation, limited liability company, partnership, association, joint venture, company, business trust, trust or any other entity or organization, whether incorporated or unincorporated, including a government or political subdivision or any agency or instrumentality thereof.
ARTICLE 2.
THE MERGER; CONVERSION OF SHARES
2.1     The Merger.  Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 2.2 hereof), the Company shall be merged with and into the Merger Subsidiary in accordance with the provisions of the Code, whereupon the separate corporate existence of the Company shall cease, and the Merger Subsidiary shall continue as the surviving company as a wholly-owned subsidiary of Parent (the "Surviving Company").  From and after the Effective Time, the Surviving Company shall possess all the rights, privileges, powers, and franchises and be subject to all the restrictions, disabilities, and duties of the Merger Subsidiary and the Company, all as more fully described in the Code.
2.2      Effective Time.  On the date of this Agreement, (a) Parent and Merger Subsidiary will cause the Merger to be consummated by filing the Articles and Plan of Merger, in the form agreed upon by the Company and Parent (the "Articles of Merger"), with the Secretary of State of the State of Minnesota, in accordance with the relevant provisions of the Minnesota Act., and (b) the Company will cause a certificate of merger satisfying the applicable requirements of the Code (the "Certificate of Merger") to be delivered to the Secretary of State of the State of Michigan for filing in accordance with the Code.  The Merger will become effective at the time of acceptance of such filing by the Secretary of State of the States of Minnesota and Michigan, or at such later time as may be agreed to by Parent and the Company and set forth in the Articles of Merger and Certificate of Merger, as applicable (the "Effective Time").
2.3      Conversion of Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Subsidiary or any Company Stockholder:
(a)     Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (except for Dissenting Shares and those shares described in Section 2.3(b)(ii)) shall be converted automatically into the right to receive, without interest, (i) to the Company Stockholder set forth on Exhibit A, shares of validly issued, fully paid and non-assessable Parent Common Stock (the "Per Share Stock Consideration") in the amount set forth on Exhibit A (the "Stock Consideration Allocation Schedule"), and (ii) to those Company Stockholders set forth on Exhibit B (the "Per Share Cash Consideration"), cash consideration in the amounts set forth on Exhibit B (the "Cash Consideration Allocation Schedule") (the Per Share Stock Consideration and the Per Share Cash Consideration shall collectively be known as the "Per Share Merger Consideration," and the aggregate consideration represented by the Per Share Consideration, not on a per share basis, shall be referred to as the "Merger Consideration").
(b)     Each share of Company Common Stock held in the treasury of the Company, each share of any other class of capital stock of the Company (other than Company Common Stock), and any debt or other securities convertible into or exercisable for the purchase of capital stock of the Company, issued and outstanding immediately prior to the Effective Time shall be cancelled without payment of any consideration therefor and without any conversion thereof.
(c)     Each unit representing membership interests of Merger Subsidiary outstanding immediately prior to the Effective Time shall remain outstanding after the Merger as the units representing membership interests of the Surviving Company.

2.4     Dissenting Shares.  If required by the Code, but only to the extent required thereby, Dissenting Shares will not be converted into the right to receive Merger Consideration and holders of such Dissenting Shares will be entitled to receive payment of the fair value of such Dissenting Shares in accordance with the provisions of the Code unless and until such holders fail to perfect or effectively withdraw or lose their rights to payment under the Code.  If, after the Effective Time, any such holder of Dissenting Shares fails to perfect or effectively withdraws or loses such right, such Dissenting Shares will thereupon be treated as if they had been converted into and become exchangeable for, at the Effective Time, the right to receive Merger Consideration without any interest thereon.
2.5     Exchange of Company Common Stock.
(a)     Prior to the date hereof, the Company provided to each holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Company Common Stock (other than Dissenting Shares) (the "Certificates"), whose shares are to be converted into the right to receive Merger Consideration as set forth herein: (i) a letter of transmittal (in the form and with such provisions as Parent agreed upon) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the applicable Merger Consideration.
(b)     Each Certificate so surrendered shall be cancelled, and, with respect to each share represented thereby, the holder of such Certificate shall be entitled to receive in exchange therefor the applicable Merger Consideration payable with respect to such share of Company Common Stock formerly represented by such Certificate, to be distributed by Parent as soon as practicable after the Effective Time.  In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, it shall be a condition to the issuance of Merger Consideration that the Certificate(s) so surrendered shall be properly endorsed or be otherwise in proper form for transfer and that such transferee shall establish to the satisfaction of Parent that any applicable transfer tax has been paid or was not payable.
(c)     As of the Effective Time, the holders of Certificates representing shares of Company Common Stock shall cease to have any rights as Stockholders of the Company, except such rights, if any, as they may have pursuant to the Code or this Agreement.  Except as provided above, until such Certificates are surrendered for exchange, each such Certificate shall, after the Effective Time, represent for all purposes only the right to receive Merger Consideration.
(d)     In the event any Certificates shall have been lost, stolen, or destroyed,  the Surviving Company shall distribute in respect of such lost, stolen, or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such Merger Consideration as may be required with respect to such Certificates pursuant to this Article 2; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen, or destroyed Certificate to deliver a bond in such sum as Parent may reasonably direct as indemnity against any claim that may be made against Parent with respect to such Certificate alleged to have been lost, stolen, or destroyed.
(e)     No certificates representing fractional shares of Parent Common Stock, or book-entry credit of the same, shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share and such fractional share interests shall not entitle the owner thereof to any rights of a stockholder of Parent.
2.6     Articles of Organization and Member Control Agreement of the Surviving Company.  The Articles of Organization of the Merger Subsidiary, as in effect immediately prior to the Effective Time, shall be the Articles of Organization of the Surviving Company after the Effective Time until thereafter amended.  The member control agreement of the Merger Subsidiary, as in effect immediately prior to the Effective Time, shall be the member control agreement of the Surviving Company until thereafter amended in accordance with applicable Law and such agreement.

2.7     Governors and Officers of the Surviving Company.  Immediately prior to the Effective Time, the Company's directors and officers shall resign, and the governors and officers of Merger Subsidiary immediately prior to the Effective Time shall be the governors and officers of the Surviving Company, until their respective successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Articles of Organization and member control agreement of the Surviving Company.
2.8     Required Withholding.  The Surviving Company shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Company Securities such amounts as may be required to be deducted or withheld therefrom under the Tax Code or under any provision of state, local or foreign tax Law or under any other applicable legal requirement.  To the extent such amounts are so deducted or withheld, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.  The Company shall promptly deliver to Parent information reasonably requested after the date hereof to determine the amounts so required to be deducted or withheld.
ARTICLE 3.
CLOSING
3.1     Time and Place.  The closing of the Merger (the "Closing") shall take place at 10 a.m., Central Time, at the offices of Fredrikson & Byron, P.A., 200 South Sixth Street, Suite 4000, Minneapolis, Minnesota 55402 in accordance with the timing described in Section 2.2 hereof. The date on which the Closing actually occurs is herein referred to as the "Closing Date."  The Closing shall take place by electronic exchange of signature pages, or in such other manner or at such place as the parties hereto may agree.
3.2     Filings at the Closing.  In connection with the Closing, the Company, Merger Subsidiary and Parent shall cause the Articles of Merger and Certificate of Merger to be filed in accordance with Section 2.2, and shall take any and all other lawful actions and do any and all other lawful things necessary to cause the Merger to become effective.
ARTICLE 4.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE COMPANY STOCKHOLDERS
Except as set forth in a document of even date herewith and concurrently delivered herewith (the "Company Disclosure Schedule") that shall identify by section number the provision of this Agreement to which each exception relates, the Company and the Company Stockholders hereby make the following representations and warranties to Parent and Merger Subsidiary:
4.1     Listing of Certain Assets and Data.
(a)     Real Property.  Section 4.1(a) of the Company Disclosure Schedule sets forth a description of all real property owned, leased or subject to option, of record or beneficially, by the Company or otherwise used by the Company in the conduct of its business.  Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of the purchase agreements, leases, or options relating to such real property.
(b)     Equipment.  Section 4.1(b) of the Company Disclosure Schedule sets forth a list of all material items of machinery, equipment, tools and dies, furniture, fixtures, spare parts, vehicles and other similar property and assets owned, leased or otherwise used by the Company, specifically identifying (i) those owned items carried on the books of the Company at a value in excess of $10,000 and (ii) those items under leases with total remaining lease payments due in excess of $10,000. Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of all currently effective leases, conditional sales agreements or other similar documents concerning the items listed in Section 4.1(b)  of the Company Disclosure Schedule.

(c)     Intellectual Property.  Section 4.1(c) of the Company Disclosure Schedule sets forth a list of (i) all of the Company's patents, patent applications, applications and registrations for trademarks, service marks, and copyrights which are owned by or licensed to the Company ("Company Registered Intellectual Property"), and specifies, where applicable, the jurisdictions in which each such item of Company Registered Intellectual Property is pending or has been issued or registered, and the registration, patent or serial number, (ii) all license agreements pursuant to which any Intellectual Property has been licensed by the Company to a third party, and (iii) all license agreements pursuant to which a third party has licensed to the Company any Intellectual Property (other than customary end‑user license agreements for commercially available software).  Prior to the date of this Agreement, the Company has made available for review by Parent's patent counsel true and complete copies of all issuances, registrations, applications and certificates regarding all Company Registered Intellectual Property, true and complete copies of all Contracts with employees or others relating in whole or in part to disclosure, assignment or patenting of inventions or discoveries, confidential or proprietary information, product formulas or other categories of know-how, and has made available to Parent true and complete copies of all patent, trademark, trade name, copyright, trade secret or other Intellectual Property licenses granted at any time by or to the Company or any other agreement (or if an oral agreement, written descriptions thereof) related directly or indirectly to Company Intellectual Property.
(d)     Certain Agreements.  Section 4.1(d) of the Company Disclosure Schedule sets forth a list (including, in the case of oral arrangements, a written description of all material terms thereof) of each lease, Contract or other commitment, written or otherwise, to which the Company is a party (other than leases, Contracts, or commitments furnished pursuant to other paragraphs of this Section 4.1), which has not yet been fully performed, involving: (i) the purchase of any services, raw materials, supplies or equipment, exclusive of (x) purchase orders for the purchase of products or services required in the ordinary course of business involving payment of less than $5,000 per quarter or an aggregate of less than $20,000, and (y) purchase orders not in the ordinary course of business involving payment of less than $5,000 individually or $20,000 in the aggregate for similar items; or (ii) the sale of assets, products or services not in the ordinary course of business involving a value estimated at more than $20,000 or any Contract for provision of service warranties, sales credits, product returns, or discounts, warehouse allowances, advertising allowances or promotional services.
(e)     Permits, Licenses, Etc.  Section 4.1(e) of the Company Disclosure Schedule sets forth a list of all permits, clearances, licenses, approvals or similar permissions held by the Company.  Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of all permits, licenses, clearances, approvals or other documents identified in Section 4.1(e) of the Company Disclosure Schedule.
(f)     Banks and Depositories.  Section 4.1(f) of the Company Disclosure Schedule sets forth a list of each bank, broker or other depository with which the Company has an account or safe deposit box, the names and numbers of such accounts or boxes and the names of all persons authorized to draw or execute transactions on such accounts.
(g)     Loans and Credit Agreements, Etc.  Section 4.1(g) of the Company Disclosure Schedule sets forth a list of all outstanding mortgages, promissory notes, evidences of indebtedness, deeds of trust, indentures, loan or credit agreements or similar instruments for money borrowed, excluding normal trade credit, to which the Company is a party (as lender or borrower), written or otherwise, and all amendments or modifications, if any, thereof.  Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of all documents identified in Section 4.1(g) of the Company Disclosure Schedule.
(h)     Insurance Policies and Claims.  Section 4.1(h) of the Company Disclosure Schedule sets forth a list, including the term and a general description of the coverages thereof, of all policies of insurance maintained by the Company for its benefit and covering its officers, directors, employees, agents, properties, buildings, machinery, equipment, furniture, fixtures or operations (other than insurance Contracts described in Section 4.1(i) below).  Except as set forth in Section 4.1(h) of the Company Disclosure Schedules, no claims have been made by the Company under any such policy of insurance since January 1, 2010.  Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of all policies of insurance identified in Section 4.1(h) of the Company Disclosure Schedule.

(i)     Employee Plans.  Section 4.1(i) of the Company Disclosure Schedule sets forth a list of all Employee Plans maintained for or by the Company or with respect to its employees.  Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of all written governing documents with respect to the Employee Plans listed in Section 4.1(i) of the Company Disclosure Schedule.
(j)      Taxes.  Prior to the date of this Agreement, the Company has delivered or made available to Parent true and complete copies of all tax, assessment or information reports and returns filed by or on behalf of the Company with any jurisdiction for any taxable periods for which the statute of limitations has not expired with respect to income tax reports and returns, or during the last twelve months with respect to non-income tax reports and returns of the Company and all correspondence to or from taxing authorities for any taxable periods for which the statute of limitations has not expired.
4.2     Organization.  The Company is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Michigan.  The Company has all requisite corporate power and authority to own, lease, and operate its properties and to carry on its business as now being conducted.  The Company is duly qualified and in good standing to do business in each jurisdiction in which the property owned, leased, or operated by it or the nature of the business conducted by it makes such qualification necessary.  The Company has heretofore made available to Parent or its advisors complete and accurate copies of the Articles of Incorporation and Bylaws of the Company, as currently in effect, and each of the organizational documents and agreements defining the rights of the Company with respect to any joint ventures, partnerships or other business in which the Company owns a less-than-50% interest.  The Company does not have any Subsidiary or, directly or indirectly, own or control or have any equity, partnership, or other ownership interest in any corporation, partnership, joint venture, or other business association or entity.
4.3     Authorization.  The Company has all necessary corporate power and authority to execute and deliver this Agreement and the other agreements contemplated hereby to which the Company is a party, including the approval and adoption of this Agreement by the Company Stockholders, and subject only to the filing of the Certificate of Merger pursuant to the Code.  The Required Company Stockholder Approval is the only vote or approval of the Company Security Holders necessary to adopt this Agreement, approve the Merger, consummate the Merger and the other transactions contemplated hereby.  The execution and delivery by the Company of this Agreement and the other agreements contemplated hereby to which the Company is a party, and the consummation by the Company of the transactions contemplated hereby and thereby, have been duly and validly authorized and approved by the Company's Board of Directors and the Company Stockholders, no other action of the Company's Board of Directors or Company Security Holders, or corporate proceeding on the part of the Company, is necessary to authorize this Agreement, and no other action of the Company's Board of Directors or of Company Security Holders, or corporate action on the part of the Company, is necessary to consummate the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to Laws of general application relating to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting creditors' rights generally, and general equitable principles (whether considered in a proceeding in equity or law).
4.4     Capitalization.
(a)     Section 4.4 of the Company Disclosure Schedule accurately sets forth the authorized and outstanding capital stock of the Company and the class and number of shares held by each holder of the capital stock of the Company.  All of the issued and outstanding shares of capital stock of the Company have been duly authorized, are validly issued, fully paid and nonassessable, and were not issued in violation of any Law or the preemptive or similar rights of any Person.
(b)     Section 4.4 of the Company Disclosure Schedule sets forth a complete and accurate list of all Company Stock Purchase Rights, including the name of the holder, the date of grant, acquisition price, number and type of shares, exercisability schedule, and, in the case of options to purchase Company Common Stock, the type of option under the Tax Code.  All outstanding Company Stock Purchase Rights are duly authorized and were not issued in violation of any applicable Laws or the preemptive or similar rights of any Person.

(c)     Except as disclosed in Section 4.4 of the Company Disclosure Schedule, there are no outstanding Company Stock Purchase Rights, or other authorized options, warrants, rights, Contracts, pledges, calls, puts, rights to subscribe, conversion rights, rights to purchase, exchange rights, phantom stock or other agreements or commitments to which the Company is a party or which is binding upon the Company providing for the issuance, disposition or acquisition of any of its equity or any rights or interests exercisable therefor.
(d)     Other than the obtaining of the Required Company Stockholder Approval, no consent of holders of other Company Securities is required to carry out the provisions of Article 2 of this Agreement.
4.5      Financial Statements.  The Company Disclosure Schedule includes a true and complete copy of (i) the Company's draft, audited financial statements as of and for the years ended December 31, 2014 and December 31, 2013, respectively) (the "Draft, Audited Financial Statements"), including a balance sheet as of each such date (the "Draft, Audited Balance Sheet(s)"), and (ii) the Company's unaudited financial statements as of and for the six-month period ended June 30, 2015 (the "Interim Financial Statements"), including a balance sheet and a statement of profit and loss as of such date (the "Interim Balance Sheet" and the "Interim P&L," respectively) (the Draft, Audited Financial Statements and the Interim Financial Statements  are together referred to herein as the "Company Financial Statements").  Except as described in Section 4.5 of the Company Disclosure Schedule, the Company Financial Statements: (i) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) subject, in the case of Interim Financial Statements, to the absence of notes and year-end adjustments, and, in the case of the Draft, Audited Financial Statements to a possible adjustment to reflect any material impact of the Company's Series A – E preferred stock "down round" provisions and associated embedded derivatives which may be required to be recorded therein (ii) fairly present in all material respects the financial position of the Company as of the dates thereof and the income, cash flows, and changes in Stockholders' equity for the periods involved (except as otherwise noted therein or in the notes thereto) subject, in the case of Interim Financial Statements, to the absence of notes and year-end adjustments and, in the case of the Draft, Audited Financial Statements to a possible adjustment to reflect any material impact of the Company's Series A – E preferred stock "down round" provisions and associated embedded derivatives which may be required to be recorded therein.  The statements of earnings included in the Company Financial Statements do not contain any items of special or nonrecurring income or any other income not earned in the ordinary course of business required to be disclosed separately in accordance with GAAP, except as set forth on Section 4.5 to the Company Disclosure Schedule.
4.6     Absence of Undisclosed Liabilities.  Other than those liabilities of the Company set forth on Section 4.6 of the Company Disclosure Schedule, there are no debts, liabilities or claims against the Company, or legal basis therefor (whether accrued, absolute, contingent, or otherwise, and whether due or to become due), including, but not limited to, liabilities on account of taxes, other governmental charges, duties, penalties, interest or fines.
4.7     Consents and Approvals.  Subject to the authorization and approval by the Company's Board of Directors, the receipt of the Required Company Stockholder Approval and the execution and delivery by the Company of this Agreement and the other agreements contemplated hereby to which the Company is a party, the consummation by the Company of the transactions contemplated hereby and thereby, will not: (a) violate any provision of the Articles of Incorporation or Bylaws of the Company; (b) violate any statute, Law, rule, regulation, order, or decree of any federal, state, local, or foreign governmental or regulatory body or authority (a "Governmental Body") or any nongovernmental self-regulatory agency by which the Company or any of its properties or assets may be bound; (c) require any filing (except for the filing and recordation of appropriate merger documents as required by the Code) with or permit, consent, or approval to be obtained from any Governmental Body or any nongovernmental self-regulatory agency; or (d) except as disclosed on Section 4.7 of the Company Disclosure Schedule, result in any violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, result in the loss of any benefit under, or give rise to any right of termination, cancellation, increased payments, or acceleration under, or result in the creation of any Lien on any of the properties or assets of the Company under, any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, license, franchise, permit, authorization, Contract or other instrument or obligation to which the Company is a party, or by which it or any of its properties or assets may be bound.

4.8     Compliance with Laws.
(a)     The Company is not in default or violation in any material respect of any applicable federal, state, local, or foreign Laws, ordinances, regulations, interpretations, judgments, decrees, injunctions, permits, licenses, certificates, governmental requirements, orders, codes, standards or other similar items (including Environmental Laws or Regulations) of any court or other Governmental Body and/or of any trade association. Except as set forth in Section 4.8(a) of the Company Disclosure Schedule, no written notice has been received by the Company from any Governmental Body or any Person alleging a violation of or liability under any applicable Law.  The Company holds to the extent legally required, all permits, licenses, variances, clearances, consents, commissions, franchises, exemptions, orders and approvals from Governmental Bodies (collectively, "Company Permits") that are material to the operation of the Company.  As of the date of this Agreement, no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened.
(b)     Neither the Company, nor any of its officers or directors, is: (i) a person or entity that appears on the Specially Designated Nationals and Blocked Persons List (the SDN List) maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury (OFAC); or (ii) a person, country, or entity with whom a U.S. person (as defined by the laws and regulations administered by OFAC, 31 C.F.R. Parts 500-598 (the "OFAC Regulations")) or a person subject to the jurisdiction of the United States (as defined by the OFAC Regulations) is otherwise prohibited from dealing under the OFAC Regulations (a "Sanctions Target"). The Company is not, directly or indirectly, owned or controlled by, or under common control with, or acting for the benefit of or on behalf of any Sanctions Target.  The Company is not located in or incorporated in Iran, Sudan, Syria, Cuba, the Union of Myanmar or North Korea.  The Company has complied, and is in compliance, with all national and international laws, statutes, orders, rules, regulations and requirements promulgated by any Governmental Body with regard to the exportation of goods, technology or software.  Specifically, the Company has not, during the past five (5) years, exported or re-exported any goods or technology or software in any manner that violates any applicable national or international export control regulations or sanctions, including, but not limited to, the United States Export Administration Regulations, 15 C.F.R. Parts 730-774, and the OFAC Regulations.
(c)     Neither the Company nor any of its directors, employees or officers, and to the Company's Knowledge, no agents, consultants or distributors engaged by the Company (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government official or employee, (c) has violated or is violating any provision of the US Foreign Corrupt Practices Act of 1977, as amended (including the rules and regulations issued thereunder) or any other law, rule, regulation, or other legally binding measure of any jurisdiction that relates to bribery or corruption (collectively, "Anti-Bribery Laws"), (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, (e) has made any bribe, unlawful rebate, unlawful payoff, influence payment, kickback or other unlawful payment of any nature in furtherance of an offer, payment, promise to pay, authorization, or ratification of the payment, directly or indirectly, of any gift, money or anything of value to a government official to secure any improper advantage (within the meaning of such term under any applicable Anti-Bribery Law) or to obtain or retain business, or (f) has otherwise taken any action that has caused, or would reasonably be expected to cause the Company to be in violation of any applicable Anti-Bribery Law.
4.9     Litigation.  Except as listed in Section 4.9 of the Company Disclosure Schedule, there is not now, and since January 1, 2010 there have not been, any claims, actions, suits, proceedings, investigations or reviews of any kind, pending or, to the Knowledge of the Company, threatened against the Company or against any of their respective assets or properties or against any of their respective officers or directors in their capacities as officers or directors of the Company.
4.10     Absence of Material Adverse Changes.  Since December 31, 2014, there has not been any (a) Company Material Adverse Effect; (b) damage, destruction, or loss, not covered by insurance, that would constitute a Company Material Adverse Effect; or (c) material change by the Company in accounting methods or principles used for financial reporting purposes, except as required by a change in applicable Law or GAAP and concurred with by the Company's independent public accountants.

4.11     Taxes.  (a) All federal, state, local and foreign Tax Returns required to be filed by or on behalf of the Company and each affiliated, combined, consolidated or unitary group of which the Company is a member (a "Company Group") have been timely filed, and all returns filed are complete and accurate in all material respects; (b) all Taxes due and owing by the Company or any Company Group have been paid, and all Taxes that have accrued but that are not yet due and owing have been adequately reserved for in the Draft, Audited Balance Sheet or the Interim Balance Sheet in accordance with GAAP; (c) except as set forth in Section 4.9 of the Company Disclosure Schedule, to the Company's Knowledge, there is no presently pending, contemplated or scheduled audit examination, deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Company or any Company Group; (d) the Company has not filed any waiver of the statute of limitations applicable to the assessment or collection of any Tax; (e) all assessments for Taxes due and owing by the Company or any Company Group with respect to completed and settled examinations or concluded litigation have been paid; (f) the Company is not a party to any tax indemnity agreement, tax sharing agreement or other agreement under which the Company could become liable to another person as a result of the imposition of a Tax upon any person, or the assessment or collection of such a Tax; (g) the Company has complied in all material respects with all rules and regulations relating to the withholding of Taxes; (h) neither the Company nor any Company Group member is a party to any Contract or plan that has resulted or would result, individually or in the aggregate, in connection with this Agreement or any change of control of the Company or any Company Group member in the payment of any "excess parachute payments" within the meaning of Section 280G of the Tax Code; (i) neither the Company nor any Company Group member has made any payments and is not a party to an agreement that could require it to make any payments (including any deemed payment of compensation upon exercise of an option), that would not be fully deductible by reason of Section 162(m) of the Tax Code; and (j) the Company has not taken or failed to take any action that could in any material respect adversely affect Parent's ability to realize the benefit of net operating losses reflected in the Company's Tax Returns.
4.12     Contracts.
(a)     Section 4.12 of the Company Disclosure Schedule lists (or to the extent listed in Sections 4.1(b), 4.1(c), 4.1(d), or 4.1(g) of the Company Disclosure Schedule a cross-reference is provided in Section 4.12 of the Company Disclosure Schedule), and the Company has heretofore made available to Parent complete and accurate copies of (or, if oral, the Company Disclosure Schedule states all material provisions of) the following Contracts to which the Company is a party or any of its properties or assets are bound:
(i)     every employment, consulting, severance or change of control Contract for the benefit of any director, officer, employee, other person or Stockholder of the Company or any affiliate thereof;
(ii)     every Contract with board members, advisors and consultants;
(iii)     every Contract that would reasonably be expected to involve payments by or to the Company in excess of $5,000 during the Company's current fiscal year or in excess of $20,000 in the aggregate during the Company's next two fiscal years, or that was not made in the ordinary course of business;
(iv)     any other Contract that requires a payment upon transfer or a change of control of the Company or otherwise in connection with the transactions contemplated by this Agreement;
(v)     any Contract containing any covenant (A) limiting in any material respect the right of the Company to engage in any line of business or (B) granting any strategic, commercial or distribution rights with respect to a Company product;
(v)     any Contract pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company; and
(vi)     any Contract with a third party who supplies raw materials or components to the Company that are used in Company Products.

(b)     The Company has performed in all material respects all obligations required to be performed by it and is not in default in any material respect under any Contract, and such Contracts are in full force and effect on the date hereof and valid and enforceable by the Company in accordance with their respective terms except as may be limited by Laws affecting creditors' rights generally or by judicial limitations on the right to specific performance or other equitable remedies.  There has not been any event of default (or any event or condition caused by Company which with notice or the lapse of time, both or otherwise, would constitute an event of default or give rise to rights of reversion, termination or acceleration) under any Contracts on the part of the Company or, to the Company's Knowledge, any party to any thereof.  As of the date of this Agreement, the Company is not a party to or bound by any Contract (i) that restricts the Company's, or after the Merger would restrict the Surviving Company's or Parent's, ability to conduct the Company's business, (ii) that imposes on the Company any material obligations (including, without limitation, to pay contingent payments or license fees) not reflected in the Company Financial Statements, or (iii) that obligates the Company to make any payment or take any action which would violate any Law.
4.13     Intellectual Property Rights.
(a)     Except as set forth in Section 4.13 of the Company Disclosure Schedule, the Company owns, free and clear of any Lien, or is licensed to use, all Intellectual Property useful in or necessary to conduct its business as currently conducted (the "Company Intellectual Property") and has the exclusive right to use such Company Intellectual Property.
(b)     No claim has been asserted, or, to the Knowledge of the Company, threatened by any person, with respect to the use of the Company Intellectual Property or challenging or questioning the validity or effectiveness of any license or agreement with respect thereto, and, to the Knowledge of the Company, no basis for any such claim exists.
(c)     Neither the use of the Company Intellectual Property by the Company in the current conduct of its business, nor the manufacture, marketing, distribution, use or sale of any current product or service of the Company infringes on the Intellectual Property of any person.
(d)     Section 4.1(d) of the Company Disclosure Schedule is complete and accurate, and all Company Registered Intellectual Property listed in Section 4.1(d) of the Company Disclosure Schedule has the status indicated therein and, unless provided otherwise in Section 4.1(d) of the Company Disclosure Schedule, is in good standing and has not been abandoned.  The Company has made all statutorily required filings and payments, if any, to record and maintain its interests and taken reasonable actions to protect its rights in the Company Registered Intellectual Property.
(e)     The Company Intellectual Property is valid and has not been challenged in any judicial or administrative proceeding.
(f)     To the Knowledge of the Company, no person or entity nor such person's or entity's business or products has infringed or misappropriated any Company Intellectual Property, or currently is infringing or misappropriating any Company Intellectual Property.
(g)     To the Knowledge of the Company, no employee or consultant of the Company is subject to or otherwise restricted by any employment, nondisclosure, assignment of inventions, non-solicitation of employees or noncompetition agreement between such employee or consultant and a third party that has been violated or will be violated as a result of the Merger.  Except as set for in Section 4.13(g) of the Company Disclosure Schedule, all former and current employees and consultants of the Company have signed a confidentiality and assignment of inventions agreement with the Company, true and correct copies of which have been made available to Parent.

(h)     Except as set forth in Section 4.1(c) of the Company Disclosure Schedule, the Company has not granted any license rights or otherwise transferred to a third party any Company Intellectual Property, or agreed to indemnify any third party with respect to any alleged infringement or misappropriation of any third party's Intellectual Property by the Company's business or products, except in connection with the sale or testing of products or services of the Company in the ordinary course.
4.14     Software.
(a)     For purposes of this Agreement, "Software" means any software, computer instructions, assembly code, routines, configuration files, scripts, compilers, interpreters, virtual machines, development environments, application programming interfaces, database engines, or computer-readable data, and all Intellectual Property embodied or contained in any of the foregoing.
(b)     Except for the items set forth in Section 4.14(b) of the Company Disclosure Schedule, and commercially-available, non-customized off-the-shelf software (collectively, "Licensed Software"):  (i) Company owns and possesses all right, title and interest in and to all of the Software, including all Intellectual Property Rights therein, free and clear from any Liens and claims or rights of joint owners, licensors, employees, agents, consultants, or other parties involved in the creation of the Software; (ii) the Software consists entirely of material (A) which was created as a work for hire (as defined under United States copyright law) and the copyright in which is now owned by the Company; or (B) the copyright ownership of which was fully and irrevocably assigned to the Company pursuant to a written agreement executed by the author; (iii) the Company has not sold, licensed, leased, assigned or otherwise transferred the Software or the Intellectual Property therein to any third party; and (iv) the Software is not subject to any restrictions or limitations regarding ownership, use, or enforcement of the Software, or any Intellectual Property embodied therein.
(c)     Neither the Software (other than the Licensed Software), nor the past or current operation of the Company, nor, to the Knowledge of the Company, the Licensed Software, infringes, misappropriates, or otherwise conflicts with any Intellectual Property of any third party, and the Company has not received any notice regarding any of the foregoing.  There has not been and, to the Knowledge of the Company there is no claim pending or threatened by any third party regarding the validity, enforceability, use or ownership of the Software (other than the Licensed Software), and to the Company's Knowledge, no third party has infringed or misappropriated any of the Company's rights in the Software.
(d)     The Software has been maintained in material compliance with and is currently in material compliance with all applicable Laws, and the Company has not received notice of, and the Company has no Knowledge of, any violation of any of the foregoing.
(e)     The Software (other than the Licensed Software) (i) functions materially as described in the documentation therefor and on the Closing Date will be complete and able to perform in all material respects in a manner comparable to the Software prior to the date hereof and the Closing Date; and (ii)  does not contain any Trojan horses, worms, viruses, back doors or other self-help mechanisms or programming routines intended to interfere, damage, corrupt, surreptitiously intercept or expropriate any system, data, or personal information.
(f)     Section 4.14(f) of the Company Disclosure Schedule lists all of the Software or components thereof that are licensed to the Company as "free," "copyleft," royalty-free, no-cost, "open source," or under similar licensing or distribution terms ("Open Source Materials").  Section 4.14(f) of the Company Disclosure Schedule further describes the manner in which such Open Source Materials were used.  The Company is in material compliance with the terms and conditions of all licenses for any utilized Open Source Materials.
(g)     Section 4.14(g) of the Company Disclosure Schedule contains a complete and accurate list (by name and version number) of all products or service offerings of the Company that include any of the Software, and that have been sold, licensed, distributed, supported or otherwise disposed of, or used by the Company (collectively, the "Software Products"), and identifies, for each such Software Product, whether the Company currently provides support or maintenance for such Software Product.

(h)     Section 4.14(h) of the Company Disclosure Schedule sets forth a complete and accurate list and/or description of all of the Intellectual Property that is incorporated into, integrated or bundled with, linked with, used in the development or compilation of, or otherwise used or distributed in or with any Software Products (other than commercially-available, non-customized off-the-shelf software).  For each item of Licensed Software or any other Intellectual Property that is licensed to the Company, Section 4.14(h) of the Company Disclosure Schedule sets forth (1) a description of how and under what contract such Licensed Software or other Intellectual Property was developed and/or acquired and a license or other rights with respect thereto were obtained, (2) the Software Product to which such Licensed Software or other Intellectual Property relates, and (3) a description of the manner in which such Licensed Software or other Intellectual Property is used in providing, incorporated into, integrated or bundled with, linked with, used in the development or compilation of, or otherwise used or distributed in or with such Software Products.
(i)     Neither the Company nor any Person acting on behalf of the Company has disclosed or delivered to any third party, or permitted the disclosure or delivery to any escrow agent or other Person of, any Source Code (as defined below).  Other than depositing Source Code (or updates thereto) with an escrow agent under a source code escrow agreement, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, require the disclosure or delivery by the Company or any other Person acting on behalf of the Company to any third party of any Source Code.  Section 4.14(i) of the Company Disclosure Schedule identifies each contract under which the Company has deposited, or is or may be required to deposit, with an escrow agent or other third party, any Source Code.  Neither the execution of this Agreement nor the consummation of any of the transactions contemplated herein would reasonably be expected to result in the release of any Source Code from escrow or otherwise trigger any rights to any Source Code to be granted to any Person.  "Source Code" means, collectively, any human readable Software source code for any Software Product, excluding Open Source Materials.
(j)     Section 4.14(j) of the Company Disclosure Schedule contains a true, correct and complete list of each customer (each, a "Continuing Customer") who has (1) a continuing right to technical support, (2) a continuing right to updates of the Software, or (3) a current subscription to a Software Product. All Continuing Customers are using Software Products and have rights to support, update and replacement pursuant to the Company's standard end user license agreement or terms of use, true, correct and complete copies of which have been made available to Parent.
(k)     Section 4.14(k) of the Company Disclosure Schedule contains a true, correct and complete list of all third party resellers and distributors of Software Products, broken out by type of Product resold.  True, correct and complete copies of all agreements with resellers and distributors have been made available to Parent.
4.15     Assets.  The material fixtures, equipment, facilities and tangible operating assets of the Company are suitable for the uses for which they are presently used or for which they are intended to be used, free from defects and in commercially reasonable operating condition (ordinary wear and tear excepted) in all material respects and are sufficient for the conduct of the Company's business as currently conducted.  All such assets are being and have been properly and regularly serviced and maintained by the Company in a manner that would not void or limit the coverage of any warranty thereon in any material respect.  All improvements and modifications of such facilities by the Company, the Company's uses of such facilities and all such facilities and their uses conform to applicable zoning and building Laws in all material respects.  Except as set forth in Section 4.15 of the Company Disclosure Schedule, the Company has good, marketable and insurable title to, or, in the case of leases, valid and subsisting leasehold interests in, all tangible assets that are reflected on the books and records of the Company or are used in the operations of the Company, free and clear of any Liens except Liens for current taxes or assessments not yet due and payable.

4.16     Accounts Receivable.  All accounts and notes receivable shown on the Interim Balance Sheet are, and all accounts and notes receivable created up to the Effective Time will be, except to the extent already paid, valid and collectible (net of reserves therefor reflected on the Interim Balance Sheet) obligations owing to the Company, not subject to any defenses or set-offs.  The Company has no outstanding, and has not made any arrangements for, any notes or accounts receivable from any director, officer or Company Stockholder.
4.17     Inventories.  Except as specifically set forth in Section 4.17 of the Company Disclosure Schedule, (a) the quantities of all Inventories of the Company (net of reserves therefor reflected on the Interim Balance Sheet) are reasonable and balanced in the circumstances of the Company and (b) the Inventories of the Company are not materially obsolete, damaged, slow-moving, defective or excessive.  Section 4.17 of the Company Disclosure Schedule sets forth a true and complete list of the addresses of all warehouses or other facilities and customers in which or with whom Inventories of the Company are located, and in each such case, indicates whether the facility contains Inventories relating to the Business.
4.18     Warranties.  There has not been any claim for liability under any contractual requirements, warranties or covenants, express or implied, and/or any governmental or regulatory specifications applicable to the products packaged and/or sold by the Company.
4.19     Insurance Policies.  All policies of insurance listed in Section 4.1(h) of the Company Disclosure Schedule are in full force and effect, have been issued for the benefit of the Company by properly licensed reputable insurance carriers, and to the Company's Knowledge are customary for the assets, business and operations of the Company.  The Company has promptly and properly notified its insurance carriers of any and all material claims known to it with respect to its operations or products for which it is insured.
4.20     Labor Agreements.  The Company is not a party to any collective bargaining agreement with any labor organization.  To the Company's Knowledge, the Company has not committed any unfair labor practice.  There is not currently pending or, to the Knowledge of the Company, threatened a demand for recognition from any labor union with respect to, and the Company has no Knowledge of any attempt that has been made or is being made to organize, any of the persons employed by the Company.  There is no strike, slow-down, work stoppage or lockout, or to the Company's Knowledge any threat thereof, by or with respect to any of the employees of the Company.  To the Company's Knowledge, there is no strike, slow-down, work stoppage or lockout, or any threat thereof, by or with respect to any supplier of the Company.  The Company has no Knowledge of any Company employee's intention to make a claim against the Company, for any reason, and to the Company's Knowledge no basis for any such claim exists.  No employee of the Company has notified the Company that he or she intends to terminate employment with the Company from and after the Closing.
4.21     Benefit Plans.
(a)     Except as set forth on Section 4.21 of the Company Disclosure Schedule, the Company does not sponsor, maintain, or contribute to, nor has it, within the past five years, sponsored, maintained, participated in or contributed to or been required to contribute to, any "employee pension benefit plan" ("Pension Plan"), as such term is defined in Section 3(2) of ERISA, including, solely for the purpose of this subsection, a plan excluded from coverage by Section 4(b)(5) of ERISA.  Any Pension Plan set forth on Section 4.21 of the Company Disclosure Schedule is in compliance with applicable provisions of ERISA, the Tax Code, and other applicable Law and the Company has performed in all material respects its obligations under such Pension Plan, other than any amendment required to be made to maintain its qualification for which the "remedial amendment period" as defined in Section 401(b) of the Tax Code has not expired.
(b)     The Company does not sponsor, maintain, participate in or contribute to, nor has it, within the past five years, sponsored, maintained, participated in or contributed to or been required to contribute to, any Pension Plan that is subject to Title IV of ERISA.

(c)     Except as set forth on Section 4.21 of the Company Disclosure Schedule, the Company does not sponsor, maintain, participate in or contribute to any "employee welfare benefit plan" ("Welfare Plan"), as such term is defined in Section 3(1) of ERISA, whether insured or otherwise, and any such Welfare Plan is in compliance in all material respects with the provisions of ERISA, the Tax Code, and all other applicable Laws, including, but not limited to, Section 4980B of the Tax Code and the regulations thereunder, and Part 6 of Subtitle B of Title I of ERISA.  The Company has not established, participated in or contributed to any "voluntary employees' beneficiary association" within the meaning of Section 501(c)(9) of the Tax Code.
(d)      Except as set forth in Sections 4.1(i) of the Company Disclosure Schedule or as required by state or federal Laws, the Company does not maintain, participate in or contribute to any oral or written bonus, profit-sharing, compensation (incentive or otherwise), commission, stock option, or other stock-based compensation, retirement, severance, change of control, vacation, sick or parental leave, dependent care, deferred compensation, cafeteria, disability, hospitalization, medical, death, retiree, insurance, or other benefit or welfare or other similar plan, policy, agreement, trust, fund, or arrangement providing for the remuneration or benefit of all or any employees, directors or any other person, that is neither a Pension Plan nor a Welfare Plan (collectively, the "Compensation Plans").
(e)     With respect to the Pension Plans, Welfare Plans or Compensation Plans set forth in Section 4.1(i) of the Company Disclosure Schedule, no event has occurred and there exists no condition or set of circumstances, in connection with which the Company would be subject to any material liability under the terms of such Plans (other than the payment of benefits thereunder), ERISA, the Tax Code or any other applicable Law.
(f)     The IRS has issued either favorable determination letters or opinion letters (with respect to any prototype or volume submitted plan document) with respect to all Company Pension Plans that are intended to be qualified under Section 401(a) and Section 401(k) of the Tax Code.  The Company has made available to Parent summaries of all Pension Plans, Welfare Plans, Compensation Plans, and related agreements, and, where applicable, complete and accurate copies of all annual reports (Form 5500), favorable determination letters, current summary plan descriptions, and all employee handbooks or manuals.
(g)     The execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Pension Plan, Welfare Plan, Compensation Plan, or other arrangement that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits, or obligation to fund benefits.  No amount that could be received (whether in cash or property or the vesting of property) as a result of any of the transactions contemplated by this Agreement by any employee, officer, or director of the Company or any of its affiliates who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any Pension Plan, Welfare Plan, or Compensation Plan currently in effect would be an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Tax Code).
(h)     Each "nonqualified deferred compensation plan" (as such term is defined in Section 409A(d)(1) of the Tax Code) has been operated since January 1, 2005 in good faith compliance with Section 409A of the Tax Code and any IRS guidance issued with respect thereto.  No such nonqualified deferred compensation plan has been "materially modified" (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004.
4.22     Contracts with Related Parties.  Except as set forth on Section 4.22 of the Company Disclosure Schedule, there are no agreements or contracts between the Company and any officer, director, or Stockholder of the Company or, to the Company's Knowledge, any entity (other than Parent) in which any such officer, director or Stockholder owns a more than five percent (5%) equity interest as a result of the consummation of the transactions contemplated by this Agreement.

4.23     Relations with Customers and Suppliers.  Except as listed in Section 4.23 of the Company Disclosure Schedule, since December 31, 2013, no supplier of the Company has cancelled any material Contract or order for provision of, and there has been no threat by any such supplier not to provide, raw materials, products, supplies, or services to the Company either prior to or following the Merger.  The Company has not received any information from any customer or distributor that accounted for more than two percent (2%) of the revenues of the Company during the last full fiscal year to the effect that such customer or distributor intends to decrease the amount of business it does with the Company, or after the Effective Time, the Surviving Company.
4.24     Environmental Matters.  Except in compliance with all applicable Laws, (a) there are no Hazardous Materials (as defined below) in, on, or under any properties owned, leased or used at any time by the Company, and (b) the Company has not disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Materials, or arranged for the disposal, discharge, storage or release of any Hazardous Materials, or exposed any employee or other individual to any Hazardous Materials.  The Company has not received any written notice of any alleged claim, violation of or liability under any Environmental Law (as defined below) that has not heretofore been cured or for which there is any remaining material liability.  The Company and has available for inspection by Parent all environmental audits and environmental assessments of any facility owned, leased or used at any time by the Company in the possession or control of the Company.  For the purposes of this Section 4.24, (i) "Environmental Laws or Regulations" means all legal requirements relating to pollution, protection of the environment or exposure of any individual to Hazardous Materials, including Laws and regulations relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, registration, distribution, labeling, recycling, use, treatment, storage, disposal, transport or handling of Hazardous Materials, and (ii) "Hazardous Materials" means chemicals, pollutants, contaminants, wastes, toxic substances, radioactive and biological materials, asbestos-containing materials (ACM), hazardous substances, petroleum and petroleum products or any fraction thereof.
4.25     State Takeover Laws.  The Board of Directors of the Company has approved this Agreement and the transactions contemplated hereby and has taken commercially reasonable actions to prevent the application of any "fair price," "moratorium," "control share acquisition," or other similar anti-takeover statute or regulation, or the provisions of any applicable anti-takeover provisions in the Articles of Incorporation or Bylaws of the Company, to this Agreement or any of the transactions contemplated hereby or thereby.
4.26     Brokers' and Finders' Fees.  The Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or any similar charges in connection with this Agreement.
4.27     Company Stockholder Materials and Required Company Stockholder Approval.  The Company has delivered an information statement, form of proxy (as applicable), a subscription agreement on behalf of Parent (as applicable) and all information required to be given to the Company Stockholders pursuant to the Code or any applicable securities laws in connection with the Merger, including, to the extent applicable, adequate notice of the Merger and information concerning dissenters' rights under the Code (the "Company Stockholder Materials") to all Company Stockholders entitled to receive such under the Code.  The Company Stockholder Materials included a description of the material terms of this Agreement and the transactions contemplated hereby.  Prior to the delivery of the Company Stockholder Materials, the Company gave the Parent and its counsel a reasonable opportunity to review and comment on the Company Stockholder Materials.  The Company Stockholder Materials included a recommendation of the board of directors of the Company in favor of this Agreement and the Merger.  No amendment or supplement (including by incorporation by reference) to the Company Stockholder Materials was made without the approval of Parent.   None of the information supplied by the Company for inclusion or incorporation by reference in the Company Stockholder Materials, at the time the information was first published, sent or given to Company Stockholders, and at any time it was amended or supplemented, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Company has secured the Required Company Stockholder Approval in accordance with the Code and has furnished complete written documentation of such approval to the Parent.

4.28     No Other Representations and Warranties.  No representation or warranty by the Company in this Agreement, and no information disclosed in the Company Disclosure Schedule, contains any untrue statement of a material fact or, to the Company's Knowledge, omits to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances under which they were made, not misleading.  Except for the representations and warranties contained in this Article 4, neither the Company, the Company Stockholders, nor any other person or entity has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Company or Company Stockholders, including (i) as to the future revenue, profitability or success of the Business; and (ii) any representation or warranty arising from statute or otherwise in law, all of which are hereby disclaimed.
ARTICLE 5.
REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUBSIDIARY
Parent and Merger Subsidiary hereby jointly and severally make the following representations and warranties to the Company and the Company Stockholders:
5.1     Organization and Standing.  Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota.  Merger Subsidiary is a limited liability company duly organized and in good standing under the laws of the State of Minnesota.
5.2     Authority.  The execution, delivery and performance of this Agreement have been duly and validly authorized and approved by Parent's and Merger Subsidiary's respective Boards of Directors.  Copies of such authorization have or will be provided to the Company.  The execution and delivery of this Agreement do not, and the consummation of the transactions described will not, result in or constitute a default, breach or violation of the Articles of Incorporation, Articles of Organization, or Bylaws of Parent or Merger Subsidiary, or any agreement to which either Parent or Merger Subsidiary is a party or by which it or any of its assets are bound.
5.3     No Conflicts; Consents.  The execution, delivery and performance by each of Parent and Merger Subsidiary of this Agreement and the other related documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) result in a violation or breach of any provision of the articles of organization, member control agreement, or any other governance documents of either party (b) result in a violation or breach of any provision of any law or governmental order applicable to either party; or (c) require the consent, notice or other action by any person or entity under, conflict with, result in a violation or breach of, constitute a default under or result in the acceleration of any agreement to which either party is a party.  No consent, approval, permit, governmental order, declaration or filing with, or notice to, any governmental authority is required by or with respect to Parent or Merger Subsidiary in connection with the execution and delivery of this Agreement and the other related documents and the consummation of the transactions contemplated hereby and thereby.
5.4     Independent Investigation. Parent and Merger Subsidiary have conducted their own independent investigation, review and analysis of the Business and the Company, and acknowledge that they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of Company for such purpose. Parent and Merger Subsidiary acknowledge and agree that: (i) in making their decision to enter into this Agreement and to consummate the transactions contemplated hereby, Parent and Merger Subsidiary have relied solely upon their own investigation and the express representations and warranties of Company set forth in Article 4 of this Agreement; and (i) neither Company nor any other person or entity has made any representation or warranty as to Company, the Business, or this Agreement, except as expressly set forth in Article 4 of this Agreement.

ARTICLE 6.
COVENANTS
6.1     Expenses.  Except as provided otherwise herein, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such fees and expenses.
6.2     Further Actions.  Subject to the terms and conditions herein provided and without being required to waive any conditions herein (whether absolute, discretionary, or otherwise), the parties agree to use all commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable to consummate and make effective the transactions contemplated by this Agreement.
6.3     Regulatory Approvals.  Each party hereto shall use commercially reasonable efforts to obtain all authorizations, consents, orders and approvals of all governmental authorities that may be or become necessary for its and its Affiliates' execution and delivery of this Agreement and the consummation of the Merger and shall cooperate fully with the other party in promptly seeking to obtain and maintain all such authorizations, consents, orders and approvals.  The parties hereto agree not to take any action or omit to take any action that will have the effect of unreasonably delaying, impairing or impeding the receipt of any required authorizations, consents, orders or approvals; provided neither Parent, its Affiliates, nor the Company shall be required to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any material assets or categories of material assets or, with respect to Parent and its Affiliates, any of the businesses, product lines or assets of Parent or any of its Affiliates, or take any action that would have a Parent Material Adverse Effect.
6.4     Press Releases and Public Announcements.  No Company Stockholder shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of Parent.
6.5     Non-Competition by Non-Compete Parties.
(a)     Noncompetition.  For a period of three years immediately following the Closing, each of the Non-Compete Parties will not, directly or indirectly, anywhere in North America (a) engage in any business or activity that competes with the Business, or (b) invest in, own, manage, operate, finance, control, advise, render services to or guarantee the obligations of any person or entity engaged in or planning to become engaged in any business or activity that competes with the Business; provided, however, that each of the Non-Compete Parties may purchase or otherwise acquire up to (but not more than) 2.5% of any class of the securities of any entity (but may not otherwise participate in the activities of such entity) if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Securities Exchange Act of 1934, as amended.
(b)     Nonsolicitation and Nonhire.  For a period of three years immediately following the Closing, each of the Non-Compete Parties will not, directly or indirectly:
(i)     solicit the business of any person or entity who is a customer of the Parent or its Affiliates with respect to the Business;
(ii)    cause, induce or attempt to cause or induce any customer, supplier, licensee, licensor, franchisee, employee, consultant or other business relation of the Parent or its Affiliates to cease doing business with such parties, to deal with any competitor of Parent or its Affiliates, or in any way interfere with its relationship with such parties;
(iii)    cause, induce or attempt to cause or induce any customer, supplier, licensee, licensor, franchisee, employee, consultant or other business relation of the Company on the Closing Date or within the year preceding the Closing Date to cease doing business with the Parent or its Affiliates, to deal with any competitor of the Parent or its Affiliates, or in any way interfere with its relationship with such parties with respect to the Business; or

(iv)   hire, retain or attempt to hire or retain any employee or independent contractor of  Parent or its Affiliates (including any former employee or independent contractor if such person was an employee or independent contractor of Parent or any of its affiliates within the 12-month period prior to such hiring, retention or attempt to hire or retain) or in any way interfere with the relationship between Parent or any of its Affiliates and any of their respective employees or independent contractors.
(c)     Tolling.  If any of the Non-Compete Parties violate any provisions or covenants of this Section 6.5, the duration of the restrictions in the covenants contained herein will be extended for a period of time equal to that period beginning when such violation commenced and ending when the activities constituting such violation terminated, and, in the event Parent seeks relief from such violation before any court, board or other tribunal, then the duration of restrictions in this Section 6.5 will be extended for a period of time equal to the pendency of such proceedings, including all appeals.
(d)     Modification of Covenant.  If a final judgment of a court or tribunal of competent jurisdiction determines that any term or provision contained in Section 6.5 is invalid or unenforceable, then the parties agree that the court or tribunal will have the power to reduce the scope, duration or geographic area of the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.  This section will be enforceable as so modified after the expiration of the time within which the judgment may be appealed. Each of the Non-Compete Parties acknowledges that this Section 6.5 is reasonable and necessary to protect and preserve Parent's and its Affiliates' legitimate business interests.
(e)     Enforcement of Covenant.  The parties agree that the remedy of damages at law for the breach of any of the covenants contained in this Section 6.5 is an inadequate remedy and that none of the Non-Compete Parties will challenge the enforceability or reasonableness of the covenants set forth in this Section 6.5.  In recognition of the irreparable harm that a violation by any of the Non-Compete Parties of any of the covenants, agreements or obligations arising under this Section 6.5 would cause Parent or its Affiliates, each of the Non-Compete Parties agree that in addition to any other remedies or relief afforded by law, an injunction against an actual or threatened violation or violations may be issued against each of the Non-Compete Parties without posting a bond or other security.  In the event of a successful action to enforce the covenants in this Section 6.5, Parent will be entitled to be reimbursed for attorney's fees incurred by the Purchaser with respect to such action.  Each of the Non-Compete Parties acknowledge and expressly consent to the governing law and exclusive jurisdiction provisions set forth in this Agreement with respect to this Section 6.5.
(f)     Non-Compete Parties and Indemnification.  Each of the Non-Compete Parties hereby acknowledge and agree that he or she is a beneficiary of a portion of the Merger Consideration and such Merger Consideration is sufficient for the covenants and agreements of each such Non-Compete Party under this Section 6.5.  From and after Closing, the Non-Compete Parties shall jointly and severally defend and hold harmless the Parent Indemnified Parties (as defined in Section 7.1 below) from any Indemnifiable Losses (as defined in Section 7.1 below) resulting from, arising out of, or imposed upon or incurred by the Parent Indemnified Parties by reason of any breach of any covenant or agreement of any of the Non-Compete Parties pursuant to this Section 6.5.
ARTICLE 7.
INDEMNIFICATION
7.1     Indemnification of Parent and Merger Subsidiary.  Subject to the limitations set forth in this Article 7, from and after the Closing, the Company Stockholders shall jointly and severally, defend and hold harmless Parent and Merger Subsidiary and each of their Affiliates (including the Company), and their respective officers, directors, stockholders, agents and managers (Parent and Merger Subsidiary and such other indemnitees referred to in this Article 7 as "Parent Indemnified Parties") of, and, from and against and in respect of any and all demands, claims, actions or causes of action, assessments, losses, damages, liabilities, interest and penalties, costs and expenses (including, without limitation, reasonable legal fees and disbursements incurred in connection therewith and in seeking indemnification therefor, and any amounts or expenses required to be paid or incurred in connection with any action, suit, proceeding, claim, appeal, demand, assessment or judgment), whether or not involving a third party claim (collectively, "Indemnifiable Losses"), resulting from, arising out of, or imposed upon or incurred by any person to be indemnified hereunder by reason of any of the following:

(a)     any breach of any representation or warranty of the Company contained in this Agreement or any agreement, certificate or document executed and delivered by the Company pursuant hereto or in connection with any of the transactions contemplated by this Agreement;
(b)     any breach of any covenant or agreement of the Company contained in this Agreement or any agreement, certificate or document executed and delivered by the Company pursuant hereto or in connection with any of the transactions contemplated by this Agreement;
(c)     any failure of the Company to obtain any consent or other approval required in order to permit it to consummate the transactions contemplated by this Agreement; and
(d)     any and all actions, suits, proceedings, claims or demands by third parties or assessment or judgments in their favor, directly resulting or arising from any of the foregoing or any allegations thereof.
7.2     Indemnification by Parent.  Parent shall indemnify the Company Security Holders in respect of, and hold them harmless against, any and all Indemnifiable Losses incurred or suffered by the Company Security Holders resulting from, arising out of, or imposed upon or incurred by any person to be indemnified hereunder by reason of any of the matters described in clauses (a) through (d) below:
(a)     any breach of any representation or warranty of Parent or Merger Subsidiary contained in this Agreement or any agreement, certificate or document executed and delivered by Parent or the Merger Subsidiary pursuant hereto or in connection with any of the transactions contemplated by this Agreement;
(b)     any breach of any covenant or agreement of Parent or Merger Subsidiary contained in this Agreement or any agreement, certificate or document executed and delivered by Parent or Merger Subsidiary pursuant hereto;
(c)     any failure of Parent or Merger Subsidiary to obtain any consent or other approval required in order to permit them to consummate the transactions contemplated by this Agreement; and
(d)     any and all actions, suits, proceedings, claims or demands by third parties or assessment or judgments in their favor, directly resulting or arising from any of the foregoing or any allegations thereof.
7.3     Indemnification Claims.
(a)     The Indemnified Party shall give a Claim Notice to the Indemnifying Party with respect to each claim for indemnification hereunder in respect of claims made by third parties specifying the amount and nature of the claim, and of any matter which reasonably appears likely to give rise to an indemnification claim.  The Indemnifying Party shall have the right, at its expense, to defend or negotiate a settlement of any such matter, so long as the defense or negotiation is expeditious.  Except with the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed, the Indemnifying Party shall not, in defending any claim, enter into any settlement by which the Indemnified Party is to be bound which settlement does not include as an unconditional term thereof the delivery to the Indemnified Party by the party asserting the claim of a release from all liability in respect of such claim.  Failure to give timely notice of a matter which may give rise to an indemnification claim shall not affect the right of the Indemnified Party to be indemnified by the Indemnifying Party; provided, however, that the Indemnified Party shall not be entitled to reimbursement for costs and expenses, including attorneys' fees, for the defense of a matter incurred prior to the time it gives notice to the Indemnifying Party of an indemnification claim.

(b)     In order to seek indemnification for a direct claim between the parties under this Article 7, an Indemnified Party shall deliver a Claim Notice to the Indemnifying Party.  Within 20 days after delivery of a Claim Notice, the Indemnifying Party shall deliver to the Indemnified Party a response, in which the Indemnifying Party shall:  (i) agree in writing that the Indemnified Party is entitled to receive all of the Claimed Amount, or (ii) dispute in writing that the Indemnified Party is entitled to receive any of the Claimed Amount.  If the Indemnifying Party disputes the Claim Notice, such dispute will be resolved in accordance with Section 8.10.
(c)     Notwithstanding anything contained herein, in the event that the Company Stockholders are required to indemnify any Parent Indemnified Parties for any reason whatsoever, Parent shall have the right to reclaim any equity in the Parent issued to any Company Stockholder or to cancel all or a sufficient number or outstanding shares of Parent Common Stock registered in the name of Company Stockholder on the books of Parent, as applicable, in lieu of any cash payment or other indemnification obligations otherwise due hereunder.   Any reclaimed or cancelled shares of Parent's stock shall be valued at $14.00 per share.
7.4     Limitations.
(a)     The Company Stockholders' indemnity liability to Parent and Merger Subsidiary under this Agreement shall be limited, in the aggregate, to the amount of the Merger Consideration.
(b)     Except as provided in Section 7.4(c) below, the Parent Indemnified Parties shall assert claims for under Section 7.1(a) only if any individual Indemnifiable Loss or group or series of related Indemnifiable Losses exceeds $20,000, in which case, subject to the limitations set forth in this Article 7, the Parent Indemnified Parties shall be entitled to indemnification for the entire amount of Indemnifiable Losses incurred by the Parent Indemnified Parties.
(c)     The limitations of Section 7.4(b) shall not apply to Indemnifiable Losses resulting from, arising out of, or based upon (i) any fraud or intentional misrepresentation by the Company or the Company Stockholders, or (ii) any breach of the representations made in Sections 4.2 (Organization), 4.3 (Authorization), 4.4 (Capitalization), 4.13 (Intellectual Property Rights), 4.26 (Finders) or 4.27 (Company Stockholder Materials and Required Company Stockholder Approval).
(d)     Except for, Section 4.3 (Authorization), and 4.4 (Capitalization), which shall survive indefinitely, and Sections 4.8 (Compliance with Laws), 4.11 (Taxes), 4.13 (Intellectual Property Rights), Section 4.15 (Assets) and 4.24 (Environmental Laws) which shall survive for a period of time equal to the statute of limitations applicable thereto, all representations and warranties in this Agreement, the Company Disclosure Schedule or any other document, certificate, schedule or instrument delivered or executed in connection herewith shall survive (the "Survival Period") for a period of twelve (12) months following the Closing Date.  All of the covenants, agreements and obligations of the parties contained in this Agreement, the Company Disclosure Schedule or any other document, certificate, schedule or instrument delivered or executed in connection herewith shall survive until fully performed or fulfilled, unless non-compliance with such covenants, agreements or obligations is waived in writing by the party or parties entitled to such performance.  Any obligation of a party to indemnify another party pursuant to this Article with respect to  breaches of representations and warranties other than those listed in the first sentence of this subsection shall terminate upon expiration of the Survival Period; provided, however, that such obligations to indemnify (i) shall not terminate with respect to a particular item as to which, before the expiration of the Survival Period, the party seeking indemnification has made a claim by delivering a Claim Notice (in accordance with the terms of this Article) to the Indemnifying Party and (ii) shall not terminate with respect any fraudulent misrepresentation made on the part of the Company in this Agreement or in any certificate delivered by or on behalf of the Company pursuant hereto.

7.5     Adjustments, Etc.
(a)     Payments by Company and Company Stockholders pursuant to Section 7.1 shall be limited to the indemnification obligation hereunder that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received by the Parent and Merger Subsidiary in respect of any such claim.
(b)     Payments by Company and Company Stockholders pursuant to Section 7.1 shall be reduced by an amount equal to any tax benefit realized as a result of Parent and Merger Subsidiary's Indemnifiable Losses.
(c)     Notwithstanding anything to the contrary in this Agreement, in no event will any Indemnified Party be entitled to receive indemnification under this Agreement for Indemnifiable Losses relating to any matter for consequential, incidental, indirect, special or punitive damages, including diminution of value or any damages based on any type of multiple.
(d)     Parent and Merger Subsidiary shall take, and cause their Affiliates, and Subsidiaries to take, commercially reasonable steps to mitigate Parent's and Merger Subsidiary's Indemnifiable Losses upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the extent reasonably necessary to remedy the breach that gives rise to such Parent's and Merger Subsidiary's Indemnifiable Losses.
(e)     No representation or warranty of Company or Company Stockholders contained herein shall be deemed untrue or incorrect, and Company and Company Stockholders shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, circumstance or event which is disclosed in response to another representation or warranty contained in this Agreement.
7.6     Waiver of Subrogation.  From and after the Closing, the Company Security Holders shall not have any rights to indemnification, contribution or subrogation from Parent and Merger Subsidiary, the Company, or their successors, whether pursuant to Parent and Merger Subsidiary's, the Company's or their successors' Articles or Certificate of Incorporation, Articles of Organization, Bylaws or other governing instruments, insurance policies or otherwise, with respect to acts or events that give rise to a claim by Parent and Merger Subsidiary under Section 7.1.
ARTICLE 8.
MISCELLANEOUS
8.1     Amendment and Modification.  This Agreement may not be amended except by execution of an instrument in writing signed on behalf of each of the parties hereto.
8.2     Waiver of Compliance; Consents.  Any failure of Parent or Merger Subsidiary on the one hand, or the Company on the other hand, to comply with any obligation, covenant, agreement, or condition herein may be waived by the Company or Parent, respectively, only by a written instrument signed by an officer of the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.  Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing.  Merger Subsidiary agrees that any consent or waiver of compliance given by Parent hereunder shall be conclusively binding upon Merger Subsidiary, whether or not given expressly on its behalf.
8.3     Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given on (i) the date of delivery if delivered personally by commercial courier service, federal express or otherwise, or (ii) the fifth day after mailing if mailed by certified mail, return receipt requested, addressed to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

8.4
(a)     If to Parent or Merger Subsidiary, to it at:
OrangeHook, Inc.
319 Barry Avenue
Suite 303
Wayzata, MN 55391
Attn:     James L. Mandel, CEO
              David Carlson, CFO

with separate copies thereof addressed to (which shall not constitute notice hereunder):

Fredrikson & Byron, P.A.
200 South Sixth Street
Suite 4000
Minneapolis, MN 55402
Attn: Ryan C. Brauer

(b)     If to the Company, to it at:
Salamander Technologies, Inc.
122 West State Street
Traverse City, MI 49684
Attn: Russell L. Miller

with separate copies thereof addressed to:

Jeffrey G. York
Dickinson Wright PLLC
200 Ottawa Avenue, NW
Ste. 1000
Grand Rapids, MI 49503

(c)     If to the Company Stockholders, at the addresses on file with the Company or the Surviving Company.

8.5     Assignment; Third Party Beneficiaries. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors.  Neither this Agreement nor any rights, benefits or obligations set forth herein may be assigned by any of the parties hereto; provided, that Parent or Merger Subsidiary may assign any of their respective rights and obligations to any direct or indirect Subsidiary of Parent, but no such assignment shall relieve Parent or Merger Subsidiary, as the case may be, of its obligations hereunder.  Except for the applicable provisions of Article 7, this Agreement is not intended to confer upon any other person, except the parties hereto, any rights or remedies hereunder, and no third person shall be a third party beneficiary of this Agreement.
8.6     Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Michigan (regardless of the Laws that might otherwise govern under applicable principles of conflicts of law).  EACH PARTY HEREBY WAIVES ITS RIGHT TO A TRIAL BY JURY FOR ANY DISPUTES BETWEEN THE PARTIES ARISING FROM THIS AGREEMENT AND ANY OTHER TRANSACTION DOCUMENT.
8.7     Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.
8.8     Interpretation.  The article and section headings contained in this Agreement are inserted for reference purposes only and shall not affect the meaning or interpretation of this Agreement.  This Agreement shall be construed without regard to any presumption or other rule requiring the resolution of any ambiguity regarding the interpretation or construction hereof against the party causing this Agreement to be drafted.
8.9     Entire Agreement.  This Agreement, including the exhibits and schedules hereto, embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein.  This Agreement supersedes all prior agreements and the understandings between the parties with respect to such subject matter.
8.10     Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.
8.11     Disputes.  In the event of a dispute, the parties shall send a written notice of the dispute to the other party for attempted resolution by good faith negotiations.  In the event such negotiations are unsuccessful, each of the parties hereto agrees that all disputes, claims or controversies the parties may pursue any and all remedies available at law or in equity.
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IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Merger as of the date first above written.

Parent:	ORANGEHOOK, INC.

By: /s/ James L. Mandel
James L. Mandel
Its: President

Merger Subsidiary:	SALAMANDER TECHNOLOGIES, LLC

By: /s/ James L. Mandel
James L. Mandel
Its: President

Company:	SALAMANDER TECHNOLOGIES, INC.

By: /s/ Russell L. Miller
Russell L. Miller
Its: President

[additional signatures follow]

Stockholders:	TRUSEC ID, Inc.

By: /s/ Roger J. Sigler
Roger J. Sigler
Its: President and COO

/s/ Russell L. Miller Sally G. Miller
Russell L. Miller and Sally G. Miller, as Settlors/Trustees of The Russell L. and Sally G. Miller Joint Revocable Inter Vivos Trust, UAD 09/10/2014

/s/ Micheal A. Whelan
Micheal A. Whelan, TTEE, The Michel A.
Whelan Revocable Inter Vivos Trust UAD
04/01/05

/s/ Diane M. Whelan
Diane M. Whelan, TTEE, The Diane M. Whelan
Revocable Inter Vivos Trust UAD 04/01/05

/s/ Robert A. Jones, Jr.
Robert A. Jones, Jr.

/s/ Michael R. Clemens
Michael R. Clemens

/s/ Raymond W. Haring
Raymond W. Haring

/s/ Amy L. Caughell
Amy L. Caughell

[signature page to Agreement and Plan of Merger]

Non-Compete Parties:

/s/ Russell L. Miller
Russell L. Miller

/s/ Sally G. Miller
Sally G. Miller

/s/ Michael A. Whelan
Micheal A. Whelan

/s/ Diane M. Whelan
Diane M. Whelan

[signature page to Agreement and Plan of Merger]

Exhibit A
Stock Consideration Allocation Schedule

Shares of Parent Common Stock to be issued:

Recipient	Shares
TruSec ID, Inc.	144,846

Exhibit B
Cash Consideration Allocation Schedule

Minority Shareholder Distributions
-	$200,000 to Russell L. Miller and Sally G. Miller, as Settlors/Trustees of The Russell L. Miller and Sally G. Miller Joint Revocable Inter Vivos Trust, UAD 0/9/10/2014
-	$100,000 to Micheal A. Whelan, TTEE, The Micheal A. Whelan Revocable Inter Vivos Trust UAD 4/1/05
-	$100,000 to Diane M. Whelan, TTEE, The Diane M. Whelan Revocable Inter Vivos Trust UAD 04/01/05
-	$80,000 to Robert A. Jones, Jr.
-	$11,880 to Michael R. Clemens
-	$5,940 to Raymond W. Haring
-	$2,179.98 to Amy L. Caughell